Exhibit 99.1

Brookfield Residential Properties Inc.

  News Release

Investors, analysts and other interested parties can access Brookfield Residential’s 2012 First Quarter Results as well as the Letter to Shareholders’, and Supplemental Information on Brookfield Residential’s website under the Investors /Financial Reports section at www.brookfieldrp.com.

The 2012 First Quarter Results conference call can be accessed via webcast on May 9, 2012 at 1 p.m. Eastern Time at www.brookfieldrp.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10 minutes prior to the start time. The teleconference taped rebroadcast can be accessed until June 9, 2012 at 1-800-319-6413 or 604-638-9010 (Password 1231#).

BROOKFIELD RESIDENTIAL REPORTS 2012 FIRST QUARTER RESULTS

Calgary, Alberta, May 8, 2012 – (BRP: NYSE/TSX) Brookfield Residential Properties Inc. (“Brookfield Residential”) today announced financial results for the first quarter ended March 31, 2012. The financial results are based on U.S. Generally Accepted Accounting Principles (U.S. GAAP). The Letter to Shareholders and the Company’s Supplemental Information contain further information on the Company’s strategy, accomplishments, outlook, operations and financial results. Shareholders are encouraged to read these documents, which are available on the Company’s website at www.brookfieldrp.com.

“When one takes out the non-recurring income in last year’s first quarter results arising from the merger, our performance this quarter is much stronger than last year. Also, improvements in net new orders and backlog set the stage for continued improved performance as the year progresses,” commented Alan Norris, President and CEO of Brookfield Residential.

FINANCIAL HIGHLIGHTS

Results of Operations	Three Months Ended March 31
(US$ millions, except per share amounts)	2012	2011
Total revenue	$132	$180
Income before income taxes	4	26
Income tax expense	(4)	(84)
Net income / (loss) attributable to Brookfield Residential	1	(57)
Basic income / (loss) per share	$0.01	$(0.56)
Diluted income / (loss) per share	$0.01	$(0.56)

Total assets	$2,670	$2,555
Total liabilities	1,651	1,592

Net income for the three months ended March 31, 2012 totaled $1 million or $0.01 per share, compared to a net loss of $57 million or $0.56 per share for the three months ended March 31, 2011. The first quarter of 2011 included a one-time valuation allowance against the Company’s U.S. deferred tax assets on the completion of the merger.

The 2011 financial statements represented the first year-end as a public company and reflected non-recurring items as a result of the merger that impacted revenue and net income. Specifically, the first quarter of 2011 included $26 million of income before tax from a non-recurring change in business practice. In addition, the first quarter of 2012 included $9 million of interest on the transaction debt that was not included in the comparable period in 2011. Taking these items into account, income before income taxes improved $13 million on a comparable basis over the same period in 2011 reflecting improved operating results on a quarter-over-quarter basis.

   1 |  Brookfield Residential Properties Inc. – 2012 Q1 Results

	Three Months Ended March 31
(US$ millions)	2012	2011
Income before income taxes	$4	$26
Non-recurring land income	–	(26)
Transaction debt interest expense	9	–
Comparable income before taxes	$13	$–

First Quarter Operational Highlights

(US$ millions, except per unit activity and average selling price)	Three Months Ended March 31
Operating Data	2012	2011
Land revenue – Normalized	$44	$36
Lot closings – Normalized (units)	281	233
Land revenue – Non-recurring	–	61
Lot closings – Non-recurring (units)	–	360
Average land selling price (per lot equivalent)	$157,000	$163,000

Housing revenue	$88	$83
Home closings for Brookfield Residential (units)	251	220
Home closings for unconsolidated entities (units)	10	3
Average home selling price (per unit)	$351,000	$380,000
Net new home orders for Brookfield Residential (units)	474	382
Net new home orders for unconsolidated entities (units)	18	–
Backlog of homes for Brookfield Residential (units at end of period)	868	537
Backlog of homes for unconsolidated entities (units at end of period)	22	–

For the three months ended March 31, 2012, land revenue totaled $44 million, compared to $97 million for the same period of 2011. Approximately $61 million of the revenue from 2011 was due to the change in business practice referred to above. Excluding the non-recurring revenue, normalized land revenue for the three months ended March 31, 2012 increased by $8 million or 22% in comparison to the same period of 2011. This increase was driven by increased lot sales in Canada, with 281 lot closings for the three months ended March 31, 2012 compared to 233 during the same period in 2011.

For the three months ended March 31, 2012, housing revenue increased to $88 million from $83 million for the same period of 2011 as a result of increased home closings. In addition, the 24% increase in net new home orders in the first quarter, particularly in Canada and the Washington D.C. Area, has resulted in a higher backlog of 868 homes at March 31, 2012 compared to 537 homes for the same period in 2011, a 62% increase over the same period in 2011.

OUTLOOK

“Our view for 2012 is positive. We believe that improving markets in North America, combined with the opening of several new communities in the U.S., some commercial parcel sales and executing on our excellent sales backlog, will result in our 2012 normal operating income improving over 2011 and replacing some of the non-recurring income of 2011,” commented Alan Norris, President and CEO of Brookfield Residential.

ADDITIONAL INFORMATION

Brookfield Residential comprises the assets formerly owned by Brookfield Office Properties’ residential land and housing division and Brookfield Homes Corporation. As these entities were deemed to be under common control, the 2011 first quarter comparative information has been presented based on the combined financial results of these entities.

    2 |  Brookfield Residential Properties Inc. – 2012 First Quarter Results

The Letter to Shareholders and the Company’s Supplemental Information for the quarter ended March 31, 2012 contain further information on the Company’s strategy, operations, financial results and outlook. Shareholders are encouraged to read these documents, which are available on the Company’s website at www.brookfieldrp.com.

The attached financial statements are based primarily on information that has been extracted from our financial statements for the three months ended March 31, 2012, which have been prepared using the standards and interpretations currently issued under U.S. Generally Accepted Accounting Principles.

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Brookfield Residential Properties Inc. is a North American land developer and homebuilder, active in ten principal markets with over 100,000 lots controlled. We entitle and develop land and build homes for our own communities, as well as sell lots to third-party builders.  The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol BRP. For more information, please visit our website at www.brookfieldrp.com.

Please note that Brookfield Residential’s unaudited quarterly reports and audited annual report are filed on EDGAR and SEDAR and can also be found in the investor section of our website at www.brookfieldrp.com. Hard copies of the quarterly and annual reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfieldrp.com or contact:

Investors:	Media:
Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfieldrp.com	Andrew Willis SVP, Communications & Media Tel: (416) 369-8236 Email: andrew.willis@brookfield.com

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Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Certain statements in this press release that are not historical facts, including information concerning possible or assumed future results of operations of the company, the company’s 2012 outlook, and those statements preceded by, followed by, or that include the words “believe,” “projected,” “planned,” “anticipate,” “should,” “goals,” “expected,” “potential,” “estimate,” “targeted,” “scheduled” or similar expressions, constitute “forward-looking statements.” Undue reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results to differ materially from the anticipated future results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward-looking statements include, but are not limited to: changes in general economic, real estate and other conditions; mortgage rate changes; availability of suitable undeveloped land at acceptable prices; adverse legislation or regulation; ability to obtain necessary permits and approvals for the development of our land; availability of labour or materials or increases in their costs; ability to develop and market our master-planned communities successfully; confidence levels of consumers; ability to raise capital on favourable terms; adverse weather conditions and natural disasters; relations with the residents of our communities; risks associated with increased insurance costs or unavailability of adequate coverage and ability to obtain surety bonds; competitive conditions in the homebuilding industry, including product and pricing pressures; and additional risks and uncertainties referred to in our filings with the security regulators in Canada and the United States, many of which are beyond our control. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

    3 |  Brookfield Residential Properties Inc. – 2012 First Quarter Results

Brookfield Residential Properties Inc.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended March 31
(US$ thousands, except per share amounts)	2012	2011

Revenue
Land	$43,995	$96,579
Housing	88,154	83,551
	132,149	180,130
Direct Cost of Sales
Land	(19,999)	(53,106)
Housing	(73,361)	(71,711)
	38,789	55,313
Selling, general and administrative expense	(26,092)	(26,358)
Equity in earnings from unconsolidated entities	1,623	919
Depreciation	(774)	(985)
Interest expense	(10,153)	(3,323)
Other income	516	374
Income Before Income Taxes	3,909	25,940
Income tax expense	(3,694)	(83,705)
Net Income / (Loss)	215	(57,765)
Net loss attributable to non-controlling interest and other interests in consolidated subsidiaries	400	783
Net Income / (Loss) Attributable to Brookfield Residential	$615	$(56,982)

Unrealized foreign exchange gain / (loss) on translation of:
The net investment in Canadian subsidiaries	14,573	13,977
The Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries	(11,472)	(610)
Comprehensive Income / (Loss) Attributable to Brookfield Residential	$3,716	$(43,615)

Earnings / (Loss) per Common Share Attributable to Brookfield Residential
Basic	$0.01	$(0.56)
Diluted	$0.01	$(0.56)

Weighted Average Common Shares Outstanding (in thousands)
Basic	99,606	101,343
Diluted	99,945	101,343

    4 |  Brookfield Residential Properties Inc. – 2012 First Quarter Results

Brookfield Residential Properties Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	As at
(US$ thousands)	March 31, 2012	December 31, 2011

Assets
Land and housing inventory	$2,194,447	$2,113,245
Investments in unconsolidated entities	150,746	143,821
Receivables and other assets	303,921	310,443
Restricted cash	8,578	9,128
Cash and cash equivalents	12,667	2,162
	$2,670,359	$2,578,799

Liabilities and Equity
Project specific and other financings	$928,993	$825,687
Notes payable	481,248	469,776
Total financings	1,410,241	1,295,463
Accounts payable and other liabilities	216,259	247,420
Deferred income tax liabilities	24,948	27,773
Total liabilities	1,651,448	1,570,656
Other interests in consolidated subsidiaries	31,235	32,434
Total equity	987,676	975,709
	$2,670,359	$2,578,799

   5 |  Brookfield Residential Properties Inc. – 2012 First Quarter Results